SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Consolidated Financial Statements

December 31, 2024 and 2023

Nu Holdings Ltd.

KPMG Auditores Independentes Ltda.

105 Arquiteto Olavo Redig de Campos – 12th floor - Tower A

Post office 79518 - CEP 04707-970 - São Paulo/SP - Brazil

Telephone + 55 (11) 3940-1500

kpmg.com.br

Independent Auditors Report on the Audit of the Consolidated Financial Statements

To the Shareholders and Board of Directors of Nu Holdings Ltd.

Cayman Islands

Opinion

We have audited the consolidated financial statements of Nu Holdings Ltd. (“the Company”), which comprise the consolidated statement of financial position as at December 31, 2024, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising materials accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Nu Holdings Ltd. as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Allowance for expected credit losses
See Notes 4(a), 5(a), 7, 13 and 14 to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

As of December 31, 2024, the Company has allowance for expected credit losses (ECL) related to amounts receivable from credit cards and loans to customers.

The Company recognizes a life time ECL for the contracts that have experienced a significant increase in credit risk (SICR) subsequent to recognition or are credit impaired (stage 2 and stage 3, respectively), and a twelve-month ECL for all other contracts (stage 1).

To calculate ECL the Company segregates the portfolio of amounts receivable from credit cards and loans to customers based on shared credit risk characteristics, determined by internal scoring models and uses the methodology of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD), as well as consideration of elements of prevision as unused limits, macroeconomic environment and the impact of changes in future macroeconomic scenarios, including market expectations of Gross Domestic Product (GDP), inflation rate, unemployment rate and interest rate (Selic).

We consider the measurement of the allowance for expected credit losses related to receivables from credit cards and loans to customers as a key audit matter, since it involves significant measurement uncertainties, as a result of the complexity of the models and the subjectivity of the assumptions, specifically: (i) the general methodology of allowance for expected credit losses, including the methods and models used to estimate the PDs, EADs and LGDs and their respective assumptions, as well as the selection of macro variable assumptions incorporated into the calculation; and (ii) identification of an SICR (stage 2) and credit impaired exposures (stage 3).

Our audit procedures included, but were not limited to:

- Evaluation of the design and operating effectiveness, by sampling, of relevant internal controls, including controls related to the models, assumptions and methodology used in measuring the allowance for expected credit losses.

- Assessment, with the involvement of our professionals with specialized skills and knowledge in credit risk, of:

(i) the general methodology for calculating the allowance for expected credit losses.

(ii) models and modeling techniques by inspecting model documentation to determine whether models are suitable for their intended use.

(iii) of the recalculation of PD, EAD and LGD estimates using the Company's historical data and forward-looking information.

(iv) the relevance of macroeconomic variables considered in future scenarios through regression analysis and historical correlation with these indicators.

(v) the accuracy of the allocation of stages according to the Company's criteria through independent re-execution of the allocation, by sampling; and

(vi) the recalculation of the provision for expected credit losses, by sampling.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for expected credit losses to be acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, referring to the year ended December 31, 2024.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Assessment of the recoverable amount of goodwill
See Notes 1, 4(l), 5(b) and 19 (ii) to the consolidated financial statements
Key Audit Matter	How our audit approached this matter

On December 31, 2024, the Company has intangible assets, which comprise goodwill from investment acquisitions, for which the Company performs impairment tests at least annually or when there are events or circumstances that indicate that the carrying amount exceeds its fair value. The recoverable amounts of Cash Generating Units (CGUs) are calculated based on their value in use, determined by discounting expected future cash flows to be generated by the continued use of the CGUs assets and their final disposal.

Calculating the value in use of CGUs requires the application of methodology and the use of data and significant assumptions used in evaluation models, including discount rate and future growth rate. Future growth assumptions include the projected growth rate and long-term inflation expectations.

We consider the assessment of the recoverable value of goodwill as a key audit matter, since there is subjectivity and complexity in evaluate the methodology, data and significant assumptions used in the assessment of recoverable value of goodwill recorded in the Company’s financial statements.

Our audit procedures included, but were not limited to:

- Evaluation of the design and operational effectiveness of relevant internal controls, including controls related to (i) review of the budget process; (ii) selection, review and approval of the main assumptions used in the analysis; and (iii) review of the calculation methodology for carrying out the impairment test.

- Evaluation, with the involvement of our corporate finance specialists with knowledge and experience in the sector, of:

(i) the methodology, data and assumptions used to estimate the value in use, comparing it with evaluation practices generally accepted in the market.

(iii) adherence to revised projections in relation to realized cash flows (backtest); and

(iv) the mathematical precision of present value calculations.

- Assessment whether the disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of the recoverable amount of goodwill acceptable, as well as the respective disclosures, in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2024.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

4

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We are also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiary’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

5

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 20, 2025.

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

6

Consolidated Statements of Income

For the years ended December 31, 2024 and 2023

(In thousands of U.S. Dollars, except earnings per share)

	Note	2024	2023

Interest income and gains (losses) on financial instruments	6	9,631,043	6,439,712
Fee and commission income	6	1,886,032	1,589,264
Total Revenue		11,517,075	8,028,976
Interest and other financial expenses	6	(2,834,859)	(2,036,925)
Transactional expenses	6	(260,324)	(215,930)
Credit loss allowance expenses	7	(3,168,983)	(2,285,218)
Total cost of financial and transactional services provided		(6,264,166)	(4,538,073)
Gross profit		5,252,909	3,490,903

Operating expenses
Customer support and operations	8	(604,643)	(488,082)
General and administrative expenses	8	(1,256,086)	(1,042,290)
Marketing expenses	8	(246,396)	(171,022)
Other income (expenses)	8	(350,586)	(250,431)
Total operating expenses		(2,457,711)	(1,951,825)

Income before income taxes		2,795,198	1,539,078

Income taxes
Current taxes	31	(1,536,521)	(1,184,230)
Deferred taxes	31	713,435	675,682
Total income taxes		(823,086)	(508,548)

Net income for the year		1,972,112	1,030,530

Earnings per share – Basic	9	0.4115	0.2175
Earnings per share – Diluted	9	0.4034	0.2121
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,792,081	4,738,841
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,888,918	4,857,579

The accompanying notes are an integral part of these consolidated financial statements.

7

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Net income for the year		1,972,112	1,030,530

Other comprehensive income:
Effective portion of changes in fair value		56,141	29,305
Changes in fair value reclassified to profit or loss		(32,403)	(13,018)
Deferred income taxes		(13,405)	3,616
Cash flow hedge	20	10,333	19,903

Changes in fair value		2,078	32,246
Deferred income taxes		1,506	(1,950)
Financial assets at fair value through other comprehensive income		3,584	30,296

Currency translation on foreign entities		(998,474)	243,853

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		(984,557)	294,052

Changes in fair value - own credit adjustment	21	(40)	29
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		(40)	29
Total other comprehensive income (loss), net of tax		(984,597)	294,081
Total comprehensive income for the year, net of tax		987,515	1,324,611

The accompanying notes are an integral part of these consolidated financial statements.

8

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Assets
Cash and cash equivalents	11	9,185,742	5,923,440
Financial assets at fair value through profit or loss		741,042	389,875
Securities	12	665,242	368,574
Derivative financial instruments	20	75,464	20,981
Collateral for credit card operations	24	336	320
Financial assets at fair value through other comprehensive income		9,913,517	8,805,745
Securities	12	9,913,517	8,805,745
Financial assets at amortized cost		26,701,505	24,988,919
Credit card receivables	13	12,259,276	12,414,133
Loans to customers	14	5,321,885	3,202,334
Compulsory and other deposits at central banks	15	6,743,336	7,447,483
Other receivables	16	1,413,443	1,689,030
Other financial assets		78,147	131,519
Securities	12	885,418	104,420
Other assets	17	663,578	936,209
Deferred tax assets	31	1,818,339	1,537,835
Investments in associates	18	99,365	-
Right-of-use assets		20,344	30,459
Property, plant and equipment		25,879	39,294
Intangible assets	19	347,616	295,881
Goodwill	19	414,287	397,538
Total assets		49,931,214	43,345,195

9

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Liabilities
Financial liabilities at fair value through profit or loss		340,912	242,615
Derivative financial instruments	20	32,329	28,173
Instruments eligible as capital	21	-	3,988
Repurchase agreements	22	308,583	210,454
Financial liabilities at amortized cost		39,918,963	34,582,759
Deposits	23	28,855,065	23,691,130
Payables to network	24	9,333,541	9,755,285
Borrowings and financing	25	1,730,357	1,136,344
Salaries, allowances and social security contributions		180,181	166,876
Tax liabilities	31	1,102,086	1,300,845
Lease liabilities		26,197	36,942
Provision for lawsuits and administrative proceedings	26	22,551	8,082
Deferred income	27	71,636	68,360
Other liabilities	28	621,612	532,331
Total liabilities		42,284,138	36,938,810
Equity
Share capital	32	84	84
Share premium reserve	32	5,053,776	4,972,922
Accumulated gains	32	3,420,596	1,276,949
Other comprehensive income (loss)	32	(828,167)	156,430
Equity attributable to shareholders of the parent company		7,646,289	6,406,385
Equity attributable to non-controlling interests		787	-
Total equity		7,647,076	6,406,385
Total liabilities and equity		49,931,214	43,345,195

The accompanying notes are an integral part of these consolidated financial statements.

10

Consolidated Statements of Changes in Equity

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385	-	6,406,385
Net income for the year		-	-	1,972,112	-	-	-	-	1,972,112	-	1,972,112
Share-based compensation, net of shares withheld for employee taxes	10	-	-	170,252	-	-	-	-	170,252	-	170,252
Shares issued to providers	32	-	-	1,283	-	-	-	-	1,283	-	1,283
Shares issued on business acquisition	32	-	75,308	-	-	-	-	-	75,308	-	75,308
Stock options exercised	32	-	5,546	-	-	-	-	-	5,546	-	5,546
Increase in non-controlling interests		-	-	-	-	-	-	-	-	787	787
Other comprehensive income, net of tax	32
Cash flow hedge		-	-	-	-	10,333	-	-	10,333	-	10,333
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,584	-	3,584	-	3,584
Currency translation on foreign entities		-	-	-	(998,474)	-	-	-	(998,474)	-	(998,474)
Own credit adjustment	32	-	-	-	-	-	-	(40)	(40)	-	(40)
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076

11

Consolidated Statements of Changes in Equity

As of December 31, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
							Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Share-based payment reserve	Accumulated losses	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	765,639	(701,062)	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Net income for the year		-	-	-	1,030,530	1,030,530	-	-	-	-	1,030,530
Share-based compensation, net of shares withheld for employee taxes	10	-	-	160,309	-	160,309	-	-	-	-	160,309
Shares issued to service providers	32	-	-	21,533	-	21,533	-	-	-	-	21,533
Shares issued	32	1	-	-	-	-	-	-	-	-	1
Stock options exercised	32	-	9,148	-	-	-	-	-	-	-	9,148
Other comprehensive income, net of tax	32
Cash flow hedge		-	-	-	-	-	-	19,903	-	-	19,903
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	-	-	30,296	-	30,296
Currency translation on foreign entities		-	-	-	-	-	243,853	-	-	-	243,853
Own credit adjustment		-	-	-	-	-	-	-	-	29	29
Balances as of December 31, 2023		84	4,972,922	947,481	329,468	1,276,949	135,497	12,417	7,998	518	6,406,385

The accompanying notes are an integral part of these consolidated financial statements.

12

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Net Income for the year		1,972,112	1,030,530
Adjustments:
Depreciation and amortization	8	77,128	62,895
Credit loss allowance expenses	7	3,469,044	2,487,648
Deferred income taxes	31	(713,435)	(675,682)
Provision for lawsuits and administrative proceedings		18,406	17,098
Unrealized losses on other investments		(11)	20
Unrealized (gains) losses on financial instruments		47,933	15,885
Interest accrued		179,203	103,572
Share-based compensation		272,382	212,551
Others		(2,712)	23,056
		5,320,050	3,277,573

Changes in operating assets and liabilities:
Securities		(2,552,241)	699,076
Credit card receivables		(5,873,063)	(7,878,307)
Loans to customers		(7,024,003)	(3,577,534)
Other receivables		385,192	(1,136,488)
Compulsory deposits and others at central banks		805,963	(4,540,463)
Other assets		369,190	(60,982)
Deposits		5,910,612	7,664,820
Payables to network		(528,511)	2,818,592
Deferred income		3,750	25,935
Other liabilities		1,111,830	1,279,987

Interest paid		(88,082)	(82,904)
Income tax paid		(1,262,541)	(612,447)
Interest received		5,820,898	3,389,331
Cash flows generated from operating activities		2,399,044	1,266,189

13

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	2024	2023

Cash flows from investing activities
Acquisition of property, plant and equipment		(5,418)	(20,243)
Acquisition and development of intangible assets		(169,572)	(156,760)
Investments in associates	18	(99,365)	-
Acquisition of subsidiary, net of cash acquired		(5,637)	-
Financial instruments derivatives	18	(50,635)	-
Cash flow used in investing activities		(330,627)	(177,003)

Cash flows from financing activities
Proceeds from borrowings and financing	25	1,309,890	469,501
Payments of borrowings and financing	25	(580,642)	(46,501)
Lease payments		(7,053)	(6,933)
Exercise of stock options	32	5,546	9,148
Cash flows generated from financing activities		727,741	425,215
Change in cash and cash equivalents		2,796,158	1,514,401

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	11	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents		466,144	236,723
Cash and cash equivalents - end of the year	11	9,185,742	5,923,440
Increase in cash and cash equivalents		2,796,158	1,514,401

Non-cash transactions
Shares issued to service providers		1,283	21,533
Shares issued for business acquisition		75,308	-

The accompanying notes are an integral part of these consolidated financial statements.

14

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Nu Holdings Ltd.

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of December 31, 2024, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
●	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimento") (previously known as Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financeira provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which also includes features of a traditional bank account.
●	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

15

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The Company’s Board authorized the issuance of these consolidated financial statements on February 20, 2025.

a) Nucoin

In September 2024, the Company announced the repositioning of Nucoin as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoin. As result, the Group recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoin within the new loyalty program, as well as US$8 million attributable to the impairment of certain capitalized intangible assets associated with the liquidity pool feature.

b) Investments activities

On December 12, 2024 Nu made a minority investment in Tyme Group Pte Ltd. ("Tyme") as the lead of its series D funding round. Tyme operates under a hybrid model that combines a customer-centric digital platform with physical experiences, delivered in partnership with nationwide retailers through digital kiosks and bank ambassadors. Tyme specializes in emerging markets populations including South Africa and the Philippines. Additional information is disclosed in Note 18.

2. STATEMENT OF COMPLIANCE

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt; and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities and all of them are substantially based on US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entity is the Colombian Pesos.

16

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

●	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses (income)” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
●	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

●	Assets and liabilities are converted into US$ at the exchange rate at the reporting date;
●	Equity is translated into US$ at historical cost;
●	Revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and
●	Statements of cash flow items are translated into US$ using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements adopted in 2024:

The following new or revised standards have been issued by IASB, were effective for the period covered by these consolidated financial statements and had no significant impact.

●	Disclosures in Financial Statements (Amendments to IAS 1);
●	Non-current Liabilities with Covenants (Amendments to IAS 1);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

17

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Other new standards and interpretations issued but not yet effective:

●	Lack of Exchangeability (Amendments to IAS 21);
●	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9);
●	Annual Improvements to IFRS Accounting Standards:
○	IFRS 1: Hedge accounting by a first-time adopter;
○	IFRS 7: Gain or loss on derecognition;
○	IFRS 7: Disclosure of deferred difference between fair value and transaction price;
○	IFRS 7: Introduction and credit risk disclosures;
○	IFRS 9: Lessee derecognition of lease liabilities;
○	IFRS 9: Transaction price;
○	IFRS 10: Determination of a ‘de facto agent’;
○	IAS 7: Cost method.
●	International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12).

Brazil adopted Pillar Two rules, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT) through enactment of Law nº 15.079/2024 in December 2024, which will be effective as of January 1, 2025. QDMTT determines that a minimum 15% corporate income rate tax should be paid in each jurisdiction in which multinational groups operate. The Group's operations in Brazil and the majority of Brazilian entities have a statutory corporate income tax rate of 40%, which exceeds the QDMTT standards, therefore no impact of Pillar Two is expected. There are no impacts related to Pillar Two for the other consolidated companies under Nu Holdings structure.

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's consolidated financial statements.

●	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

18

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

3. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	Interest in total capital %
					2024	2023

Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañia de Financiamiento S.A. (“Nu Colombia”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of December 31, 2024 and 2023, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the funds.

19

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

4. MATERIAL ACCOUNTING POLICIES

The accounting policies described below have been applied consistently through the years presented in these consolidated financial statements.

a)       Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss ("FVTPL"), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability.

Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss ("ECL") allowance is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"), if any.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

●	Financial assets and financial liabilities held for trading;
●	Debt instruments that do not solely have payments of principal and interest ("SPPI") characteristics. Otherwise, such instruments must be measured at amortized cost or FVTOCI; and
●	Equity instruments that have not been designated as held at FVTOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

20

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer's perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

●	How key management assess and report on the performance of the business model and the financial assets held in the business model;
●	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed; and
●	The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit or loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group’s objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an "other” business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic loan arrangement (i.e., interest includes only consideration for the time value of money, credit risk, other basic loan risks, and a profit margin that is consistent with a basic loan arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic loan arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Based on these factors, the Group classifies its instruments into one of the following measurement categories.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of income using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of income.

21

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

FVTOCI:

Financial assets that are both held for collection of contractual cash flows, where those cash flows represent SPPI, and for sale, depending on the Group's best interests, which are not designated at FVTPL, are measured at fair value through other comprehensive income ("FVTOCI"). The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of comprehensive income or loss using the effective interest rate method.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of income in the period in which it arises.

The Group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first period following the change.

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated statements of financial position:

●         Cash and cash equivalents;

●         Securities;

●         Collateral for credit card operations;

●         Derivative financial instruments;

●         Compulsory and other deposits at central banks;

●         Credit card receivables and loans to customers;

●         Other financial assets;

●         Other receivables.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

22

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Financial liabilities are included for measurement purposes in one of the following categories:

●	Financial liabilities held for trading (at FVTPL): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.
●	Financial liabilities designated at FVTPL: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in the statement of income (the remaining amount of change in the fair value of the liability).
●	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated statements of financial position:

●        Derivative financial instruments;

●        Instruments eligible as capital;

●        Repurchase agreements;

●        Deposits;

●        Payables to network;

●        Borrowings and financing, and securitized borrowings.

23

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Credit loss allowance of financial assets

The Group calculates an expected credit loss ("ECL") for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables.

The Group calculates different provisions for the financial instruments classified into:

●        Stage 1 - no significant increase in credit risk (“SICR”);

●        Stage 2 - significant increase in credit risk since initial recognition; and

●        Stage 3 - credit impaired.

Based on these concepts, Nu’s approach was to calculate ECL through the probability of default ("PD"), exposure at default ("EAD") and loss given default ("LGD") methodology.

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days but less than 90 (ninety) days in arrears; or
(ii)	relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current risk assessment of the counterparty with the one given at the moment of recognition of the financial asset. The risk assessment considers credit behavior variables, largely correlated with the probability of default (PD) of the financial instrument.

A cure criteria is adopted for stage 2, considering if the financial asset is no longer meeting the significant increase in credit risk criteria as stated above.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or
(ii)	There are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty following deterioration in the credit quality of the counterparty (debt restructuring).

24

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group also assumes a cure criteria for stage 3, establishing a probation period required to revert the condition of impaired asset, enabling migration to prior stages.

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus, for the loan product, the lifetime is straightforward, being equal to the number of months for the remaining loan installments to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus, the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

In turn, a study was conducted for the stage 2 credit cards portfolio tracking over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the ECL considering the current and future macroeconomic environment. The macroeconomic forecasts are based on average market expectations for the main countries the Group operates in and include the variables GDP (Growth Domestic Product), inflation, unemployment and basic interest rate. These forecasts are monitored by the Group.

The Group builds models with upside and downside scenarios, which are based on the relationships observed historically with changes in credit risk. The Group determines the weightings of the scenarios by analyzing the macroeconomic forecasts and how they relate to the current environment. The weighting of scenarios depends on the Group’s expectations regarding the likelihood of each scenario to occur. The weighting is re-assessed quarterly and reviewed whenever there is a substantial change in the economic environment that causes the macroeconomics outlooks’ expectation to be revised.

The weights and their severity are factored into the estimation of the ECL final number. This methodology allows a timelier response to changes in macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

●	Probability of default (PD): is the likelihood that a receivable will reach default in a time window. For stage 1 customers, PDs are calculated for the next 12-month period, while for stage 2, the calculation is done through the lifetime of the instrument. For stage 3, PD is considered to be 100% since the credit has already defaulted.

25

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Exposure at default (EAD): the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a product is the expected balance value at default after considering the repayments behavior.

●	Loss given default (LGD): the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of all recoveries, adjusted for collections costs, divided by the defaulted balances.

●	Discount rate: it is the average effective interest rate calculated using historical data.

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team has developed the current ECL method. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

●	Back testing: comparing the model’s output at prior reference dates to materialized defaults net of recoveries allows the Group to evaluate how the model’s predictions have paired with actual data.
●	Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for ECL are presented in the consolidated statement of financial position as a deduction from the gross carrying amount of the assets. Any excess of the loss allowance over the gross amount is presented as a provision in “Other liabilities”.

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is taken when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or the Group has no reasonable expectation of recovering further amounts. All balances are written-off, and are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Recoveries

Recoveries of credit losses are registered as an income, offset against credit losses, and classified in the consolidated statements of income as “Credit loss allowance expenses”.

26

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Modifications of financial assets

The factors used by the Company to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables, current or revolving, are modified to receivables in installments or changes in the installments profile in loans to customers. These modifications occur as a result of commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of income, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of income.

For ECL purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (i) any material discounts applied to the current obligation and (ii) changes in prices that do not represent the customer credit risk profile.

Derivative financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at its fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

A derivative contract is presented as an asset or as a liability according to its fair value at the reporting date, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of income and included within “Interest income and gains (losses) on financial instruments”.

27

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in the subsidiary Nu Pagamentos that is exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(i) Cash flow hedge accounting - The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income or loss in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in equity are reclassified to the statement of income in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services, administrative expenses and intercompany expenses.

(ii) Portfolio Hedge - The Group holds portfolios of customers’ loan and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of a portion of the fixed rate portfolio. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

28

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of income in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

29

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(iii) Hedge of corporate and social security taxes over share-based compensation - The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at Restricted Stock Units (RSU) vesting or Stock Options (SOP) exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hence the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining or updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to reduce the risk of ineffectiveness. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payable for corporate and social security taxes, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e., reported in the statements of financial position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financial assets or liabilities.

a)       Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

●	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

30

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 30.

b)       Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

31

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

c)       Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of income.

Fee and commission income

Fee and commission income are shown net of federal revenue taxes. The underlying principle applied in revenue recognition is to recognize revenue as the Group transfers goods or services to customers at an amount that the Group expects to be entitled to in exchange for those goods or services.

i)	Interchange fees

Interchange fees represent revenues to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of Rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and are dependent on the segment of each merchant. Amount due from Mastercard related to the interchange income is withheld from the amount to be paid to Mastercard.

ii)	Rewards revenues

Reward revenue comprises revenues related to the Nu’s Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item “Deferred income”. It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

iii)	Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

32

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d)       Cash and cash equivalents

Cash and cash equivalents include (i) bank deposits in local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group’s liquidity management activities.

e)       Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit card ECL allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Group is responsible for on the referred network.

f)        Loans to customers

Loans to customers are related to Nu’s unsecured and secured loan products. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (loan ECL allowance).

g)       Compulsory and other deposits at central banks

Compulsory deposits and reserves are the amount required by the Central Bank of Brazil (BACEN) based on the amount of Bank certificate of deposit (CDB) and Bank Receipt of Deposits (RDB) held by Nu or to support instant payments operations (PIX).

h)       Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, which conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
●	the Group has the right to obtain all of the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and
●	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

33

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group recognizes lease liabilities as those which correspond to the total future payment at present value of the future lease payments with a discounted rate and a right-of-use assets, measured initially at cost value.

Subsequently, the asset is reduced by the accumulated depreciation and any impairment losses or re-measurement, when applicable. The liability is reduced by the payments made and by the interest on the payment flows.

The accumulated depreciation and impairment losses are classified as "General and administrative expenses" in the consolidated statement of income.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

i)         Investments in associates

Associates are companies in which Nu has a significant influence, but not control, characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

Investments in associates are accounted for under the equity method, that is, initially recognized at cost, including transactions costs, and the carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

34

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

j)     Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of property, plant, and equipment less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are annually evaluated for impairment, or whenever events or changes in circumstances indicate the existence of an impairment.

Directly attributable expenditures related to internally generated intangible assets, mainly related to the development of new features and/or products, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can reasonably demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of property, plant, and equipment and intangible assets items are as follows:

Furniture and other office equipment	10 years
Computer equipment	5 years
Software and internally developed assets	5 years

Intangible assets arising from business combinations have specific useful lives, determined during purchase price allocation procedures.

k)       Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company’s stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

35

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

l)         Impairment of non-financial assets

Annually, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets are written down by the amount of any impairment and the loss is recognized in the statement of income in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment and intangible assets may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment and intangible assets recoverable amount. The carrying amount of the property, plant and equipment and intangible assets will only be increased up to the amount that would have been had the original impairment not been recognized.

m)     Other assets

Other assets include the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, such as embossing and shipping costs, among others. Card issuance costs are amortized over the card's expected life, adjusted for any cancellations.

n)       Deposits

Corresponds to amounts deposited by customers mainly in:

(i)	NuAccount;
(ii)	Bank Receipt of Deposits ("RDB") and Linked Bank Receipt of Deposits (“RDB-V”);
(iii)	Time deposits;
(iv)	Bank certificate of deposit (CDB); and
(v)	Other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o)       Payables to network

Payables to networks correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p)       Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

36

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

q)       Deferred income

Primarily comprises revenues related to the rewards program which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually or monthly by customers until they are earned by the Group and are included on the rewards revenue apportion calculation.

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r)        Provisions and contingent assets and liabilities

Provisions are recognized to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent liabilities also include possible obligations of the Company and its subsidiaries for which it is not probable that an outflow of resources embodying economic benefits will be required to settle them and, therefore, the Group does not recognize a liability. Instead, the Group discloses in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of income, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

These consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s)       Provision for lawsuits and administrative proceedings

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

●	Probable: liabilities are recognized on the consolidated statements of financial position as “provision for lawsuits and administrative proceedings”;
●	Possible: disclosed in the financial statements, but for which no provision is recognized; and
●	Remote: require neither provision nor disclosure on the financial statements.

37

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

For civil cases, the Company has a methodology for calculating provisions on a collective basis, estimating the probable losses. These estimates are based on the Group statistical evaluation of information related to lawsuits filed against the Company, considering the historical average costs per case closed in the last 12 months, and the average cost is applied to each of the ongoing cases in our portfolio of similar cases.

The amount of judicial deposits is adjusted in accordance with current legislation and recognized in the other assets.

t)        Other liabilities

Other liabilities include the balances of any other liabilities not included in other categories.

u)       Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

v)       Share-based payments

The Group maintains a long-term incentive plan, structured through grants of Stock Options (“SOPs”), Restricted Stock Units (“RSUs”) and awards linked to market conditions ("Awards"). Since 2020, employee incentives have been granted solely through the receipt of common stock (Restricted Stock Units - "RSUs") after the vesting period. The objective is to provide to the Group's employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions.

Share-based payments expenses are recorded based on the fair value at the grant date. Following the Initial Public Offering ("IPO") that took place in December 2021, the fair value is determined based on the publicly traded share price. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest for SOP and RSUs or expected to vest for Awards. The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions and passage of time for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of income and the accumulated loss reserve in equity. The Awards' expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

w)      Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

38

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

x)       Income taxes, including deferred taxes

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains. In Brazil, the country in which the Group’s most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate (2024)	Rate (2023)
Income tax - IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year
Social contribution - CSLL	15%	15%

Taxable profit differs from net profit as reported in the statement of income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

●	the most likely amount - the single most likely amount in a range of possible outcomes or;
●	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

39

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVTOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of income when the deferred fair value gain or loss is recognized in the statement of income.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y)       Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with potentially dilutive ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

a) Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;

40

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On December 31, 2024, the ECL allowance for credit card receivables and loans to customers totaled US$3,184,096 of which US$2,389,526 related to credit card receivables and US$794,750 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	3,184,096	2,957,096	3,136,244	3,453,760

Key elements for estimates

The estimate that has a significant risk of resulting in a significant adjustment to the amount of expected credit losses allowance is:

a)	The relationship of the observed losses and the past macroeconomic scenarios.

b) Goodwill impairment analysis

For the purposes of impairment testing, goodwill was allocated to the investment activities cash-generating unit ("CGU"). Impairment tests were performed on September 30, 2024 and no adjustment to the recoverable amount for the goodwill was recorded since the recoverable amounts of CGU were determined to be higher than its carrying amount. Up to December 31, 2024, no events or circumstances that could be indicators of impairment were identified.

The recoverable amounts for the CGU have been calculated based on their value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGUs’ assets and their ultimate disposal.

Key areas of judgment

The values assigned to the key assumptions represent management’s assessment of future trends in the relevant sector and have been based on historical data from both external and internal sources.

The discount rate used was the cost of equity for business in Brazil where the activities from the acquired entities are concentrated. Cash flow projections for the Investments activities CGU were included in the discounted cash flow model. A long-term growth rate was used to extrapolate the cash flows beyond these periods. The growth rate into perpetuity has been determined as the currently expected long term inflation rate for Brazil.

41

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Revenue growth was projected considering the average growth levels experienced over the past five years and the estimated growth for the next five years. Budgeted profit before taxes, depreciation and amortization was based on expectations of future outcomes considering past experience, adjusted for the anticipated revenue growth. These key assumptions may change as economic and market conditions change.

The estimated recoverable amount of all CGUs exceeded their carrying amount on September 30, 2024. The carrying amount and main assumptions used in determining the recoverable amounts are:

CGU	Carrying amount (US$ million)	Goodwill (US$ million)	Discount rate (%)	Growth rate (%)

Investments activities CGU	518.9	353.4	16.0	3.6

d) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as legal counsel’s opinion.

The provision mainly represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods.

e) Fair value of financial instruments

The fair value of financial instruments, that can include derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

42

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 30.

f) Investments in associates

Judgment by Management is required in determining if Nu has significant influence, which is characterized by representation on the Board of Directors, participation in decisions about dividends or other distributions and provision of essential technical information.

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	2024	2023

Interest income – credit card	3,802,366	2,521,892
Interest income – loan	3,038,663	1,650,321
Interest income – other assets at amortized cost	1,278,980	851,237
Interest income – other receivables	324,196	398,536
Interest income and gains (losses) - financial instruments at fair value	1,287,991	973,029
Other income at fair value	(101,153)	44,697
Total interest income and gains (losses) on financial instruments	9,631,043	6,439,712

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

b) Fee and commission income

	2024	2023

Interchange fees	1,380,577	1,187,857
Late fees	287,483	180,688
Recharge fees	36,710	48,711
Insurance commission	29,098	24,394
Rewards revenue	27,240	24,313
Other fee and commission income	124,924	123,301
Total fee and commission income	1,886,032	1,589,264

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

Recharge fees comprise the selling price of prepaid credit for mobile top ups to customers, net of acquisition costs.

43

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Interest and other financial expenses

	2024	2023

Interest expense on deposits	2,342,227	1,723,839
Interest expense on debt instruments and financing	259,430	136,423
Other interest and similar expenses	233,202	176,663
Interest and other financial expenses	2,834,859	2,036,925

d) Transactional expenses

	2024	2023

Bank slip costs	20,213	23,953
Rewards expenses	68,500	58,304
Credit and debit card network costs	63,360	52,199
Financial system expenses	14,995	23,063
Other transactional expenses	93,256	58,411
Total transactional expenses	260,324	215,930

Transactional expenses comprise amounts related to data processing for transactions, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the redemption of the points by customers, and other costs related to payments.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, among others.

7. CREDIT LOSS ALLOWANCE EXPENSES

	2024	2023

Net increase of loss allowance - Credit card receivables (note 13)	2,211,862	1,849,706
Recovery	(192,415)	(158,747)
Credit loss allowance expenses - Credit card receivables	2,019,447	1,690,959

Net increase of loss allowance - Loan to customers (note 14)	1,257,358	634,356
Recovery	(107,646)	(43,683)
Credit loss allowance expenses - Loan to customers	1,149,712	590,673

Credit loss allowance expenses - Others	(176)	3,586
Total	3,168,983	2,285,218

44

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

8. OPERATING EXPENSES

	2024					2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(233,845)	(195,064)	-	-	(428,909)	(186,651)	(174,557)	-	-	(361,208)
Credit analysis and collection costs	(111,864)	(35,994)	-	-	(147,858)	(89,293)	(41,316)	-	-	(130,609)
Customer services	(92,615)	(6,342)	-	-	(98,957)	(80,866)	(7,491)	-	-	(88,357)
Salaries and associated benefits	(74,253)	(349,910)	(18,310)	-	(442,473)	(72,478)	(300,559)	(20,994)	-	(394,031)
Credit and debit card issuance costs	(31,403)	(43,653)	-	-	(75,056)	(27,137)	(55,396)	-	-	(82,533)
Share-based compensation (note 10)	(12,055)	(351,431)	(9,183)	-	(372,669)	(2,770)	(251,769)	(1,075)	-	(255,614)
Specialized services expenses	-	(77,231)	-	-	(77,231)	-	(61,404)	-	-	(61,404)
Other personnel costs	(21,018)	(53,839)	(2,201)	-	(77,058)	(15,675)	(46,251)	(2,298)	-	(64,224)
Depreciation and amortization	(27,485)	(49,643)	-	-	(77,128)	(13,072)	(49,823)	-	-	(62,895)
Branding and advertising	-	-	(216,702)	-	(216,702)	-	-	(138,656)	-	(138,656)
Taxes on financial income	-	-	-	(341,990)	(341,990)	-	-	-	(229,726)	(229,726)
Others	(105)	(92,979)	-	(8,596)	(101,680)	(140)	(53,724)	(7,999)	(20,705)	(82,568)
Total	(604,643)	(1,256,086)	(246,396)	(350,586)	(2,457,711)	(488,082)	(1,042,290)	(171,022)	(250,431)	(1,951,825)

45

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Infrastructure and data processing costs include technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer’s transactions are presented as “Customer support and operations” and the remaining costs as “General and Administrative expenses”. The software costs related to developing new modules are recognized as intangible assets.

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations”.

Customer services primarily include costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as “General and administrative expenses” and all others are presented as “Customer support and operations”.

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as “Customer support and operations” and salaries and associated benefit expenses for marketing employees is presented as “Marketing expenses”. All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as “General and administrative expenses”.

Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of the customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

Taxes on financial income include federal taxes on financial revenue, such as interest income and gains on financial instruments and similar financial activities according to Brazilian tax rules.

9. EARNINGS PER SHARE

	2024	2023

Profit attributable to ordinary shareholders	1,972,112	1,030,530
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,792,081	4,738,841
Adjustment for the diluted earnings per share:
Share based payment	92,235	112,823
Business acquisition	4,602	5,915
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,888,918	4,857,579
Earnings per share – basic (US$)	0.4115	0.2175
Earnings per share – diluted (US$)	0.4034	0.2121
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	2,808	4,143

46

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share ("EPS") if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of offering them the opportunity to purchase ordinary shares by exercising options (Stock Options - “SOPs”) and receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statement of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and has been the main incentive since then.

RSUs are issued as part of the performance cycle and as a signing bonus. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date. There were no changes to the terms and conditions of the SOPs, RSUs, and other transactions after the grant date.

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical and future prospective forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in a true-up for the costs and no further recognition of the expense.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of profit or loss.

47

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	2024	WAEP (US$)	2023	WAEP (US$)

Outstanding on January 1	59,942,062	1.04	101,276,327	0.72
Exercised during the year	(23,795,083)	0.15	(39,100,504)	0.21
Forfeited during the year	(209,061)		(2,233,761)
Outstanding on December 31	35,937,918	1.58	59,942,062	1.04
Exercisable on December 31	35,771,297	1.58	53,561,964	0.94

RSUs	2024	WAGDFV (US$)	2023	WAGDFV (US$)

Outstanding on January 1	66,512,061	5.66	72,401,895	5.46
Granted during the year	27,823,420	11.33	35,823,472	4.97
Vested during the year	(29,598,948)	6.22	(29,212,440)	4.45
Forfeited during the year	(4,821,079)		(12,500,866)
Outstanding on December 31	59,915,454	7.92	66,512,061	5.66

The following tables present the total amount of share-based compensation expense and the provision for taxes as of December 31, 2024 and 2023.

	2024	2023

SOP and RSU expenses and related corporate and social security taxes expenses	393,788	256,103
RSUs and SOPs grant - business combination	5,480	13,400
Awards expenses and related taxes	8,936	19,814
Fair value adjustment - hedge of corporate and social security taxes (note 20)	(35,535)	(33,703)
Total share-based compensation expenses (note 8)	372,669	255,614

Equity share-based compensation, net of shares withheld for employee taxes	170,252	160,309

	2024	2023
Liability provision for taxes presented as salaries, allowances and social security contributions	88,139	66,075

48

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

In 2024 and 2023, there were no SOPs granted. The following table presents additional information relating to the SOP characteristics and the valuation model:

	2024	2023

Weighted average share price at the date of exercise of options during the year (US$)	12.38	6.37
Weighted Average remaining contractual life of options outstanding at year-end	4.79	4.78

Range of exercise prices of options outstanding at year end (US$)
Zero to US$ 0.10	8.67%	28.65%
US$ 0.11 to US$ 0.50	30.51%	32.63%
US$ 0.51 to US$ 15.00	60.82%	38.72%
Greater than US$ 15.01	-	-

Total cash to be received upon exercise of SOPs outstanding at year end
Vested	56,392	50,403
Unvested	320	12,125

The following table presents additional information related to the RSUs and Awards characteristics and the valuation model:

	2024	2023

Most relevant vesting periods for the grants outstanding
3 years	53.82%	55.81%
5 years	37.32%	34.69%
Weighted-Average awards vesting period	3.1 years	3.8 years

11. CASH AND CASH EQUIVALENTS

	2024	2023

Voluntary deposits at central banks	4,781,039	3,308,040
Reverse repurchase agreement	2,291,807	61
Bank balances	1,943,399	1,759,018
Short-term investments	169,488	854,846
Other cash and cash equivalents	9	1,475
Total	9,185,742	5,923,440

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Voluntary deposits at central banks are deposits made by the Brazilian and Colombia subsidiaries at the local central banks. The average rate of remuneration as of December 31, 2024 and 2023, was 100.0% of the Brazilian CDI rate and 8.5% of the monetary policy rate set by Central Bank of Colombia, with daily maturity.

49

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 10.3% per year as of December 31, 2024 (as of December 31, 2023, the amount was mainly in Brazilian Reais and the average fixed-rate of 11.6% per year).

Short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of December 31, 2024 was 100% of the Brazilian CDI rate (as of December 31, 2023, the amount was mainly in U.S. dollars and the average fixed-rate index was 3.2% per year).

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	2024					2023
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	492,010	492,552	-	209,508	283,044	309,353
Total government bonds	492,010	492,552	-	209,508	283,044	309,353

Corporate bonds and other instruments
Bill of credit (LC)	10	10	-	2	8	1
Certificate of bank deposits (CDB)	1,322	1,365	-	850	515	5,770
Real estate and agribusiness letter of credit	1,282	1,283	-	965	318	186
Corporate bonds and debentures	7,277	5,904	-	-	5,904	23,667
Equity instrument (i)	12,148	12,900	12,900	-	-	13,199
Investment funds	100,180	100,199	100,199	-	-	16,164
Notes	50,050	51,029	-	51,029	-	-
Real estate and agribusiness certificate of receivables	-	-	-	-	-	234
Total corporate bonds and other instruments	172,269	172,690	113,099	52,846	6,745	59,221
Total financial instruments at FVTPL	664,279	665,242	113,099	262,354	289,789	368,574

	2024		2023
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	3,691,084	597,882	1,681,223	346,130
U.S. Dollars	54,460	54,460	9,241	9,241
Others (i)	1,103,724	12,900	1,098,602	13,203
Total		665,242		368,574

50

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(i) Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of December 31, 2024, the total fair value of these investments corresponded to US$12,900 (US$13,199 on December 31, 2023), classified as level 3 in the fair value hierarchy, as described in note 30.

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	2024					2023
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,818,364	7,832,502	-	22,050	7,810,452	7,166,551
United States of America	176,818	177,006	-	15,747	161,259	126,914
Mexico	419,265	419,159	-	417,755	1,404	1,407
Colombia	28,023	28,023	-	-	28,023	-
Total government bonds	8,442,470	8,456,690	-	455,552	8,001,138	7,294,872

Corporate bonds and other instruments
Corporate bonds and debentures	1,125,489	1,120,206	-	45,978	1,074,228	1,243,841
Investment funds	23,221	23,221	-	23,221	-	54,803
Time deposit	304,100	303,970	-	287,447	16,523	194,390
Real estate and agribusiness certificate of receivables	9,289	9,430	-	-	9,430	17,839
Total corporate bonds and other instruments	1,462,099	1,456,827	-	356,646	1,100,181	1,510,873
Total financial instruments at FVTOCI	9,904,569	9,913,517	-	812,198	9,101,319	8,805,745

	2024		2023
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	56,819,567	9,203,636	37,333,260	7,686,169
U.S. Dollars	262,699	262,699	1,118,169	1,118,169
Mexican Pesos	8,729,908	419,159	23,880	1,407
Colombian Pesos	123,458,969	28,023	-	-
Total		9,913,517		8,805,745

(i) Includes US$51,128 (US$23,050 on December 31, 2023) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government bonds and time deposits securities margins pledged by the Group for transactions on stock exchange in the amount of US$350,193 (US$130,150 on December 31, 2023). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 30.

51

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded a reduction of ECL in the amount of US$184 for the year ended December 31, 2024 and the exposure was classified as Stage 1. There was no transfer between stages during the year ended on December 31, 2024.

c) Financial instruments at amortized cost

	2024			2023
		Maturities
Financial instruments at amortized cost	Amortized Cost	Up to 12 months	Over 12 months	Amortized Cost
Government bonds
Colombia	208,641	-	208,641	52,650
Mexico	336,255	336,255	-	-
Spain	197,645	-	197,645	-
Korea	138,897	138,897	-	-
Total government bonds	881,438	475,152	406,286	52,650

Corporate bonds and other instruments
Corporate bonds and debentures	3,980	-	3,980	-
Time deposit	-	-	-	51,770
Total corporate bonds and other instruments	3,980	-	3,980	51,770
Total financial instruments at amortized cost	885,418	475,152	410,266	104,420

	2024		2023
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Mexican Pesos	7,003,292	336,257	878,640	51,770
Brazilian Reais	1,244,752	201,625	255,732	52,650
Colombian Pesos	919,186,238	208,639	-	-
U.S. Dollars	138,897	138,897	-	-
Total		885,418		104,420

52

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

13. CREDIT CARD RECEIVABLES

Composition of receivables

	2024	2023

Receivables - current (i)	6,100,636	6,296,788
Receivables - installments (i)	7,690,429	7,212,775
Receivables - revolving (ii)	828,247	978,741
Total receivables	14,619,312	14,488,304
Fair value adjustment - portfolio hedge (note 19)	-	32
Total	14,619,312	14,488,336

Credit card ECL allowance
Presented as deduction of receivables	(2,360,036)	(2,074,203)
Presented as "Other liabilities" (note 28)	(29,490)	(22,066)
Total credit card ECL allowance	(2,389,526)	(2,096,269)
Receivables, net	12,229,786	12,392,067
Total receivables presented as assets	12,259,276	12,414,133

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. In Brazil the corresponding payments to the credit card network (see note 24) follows a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

53

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Breakdown by maturity

	2024		2023
	Amount	%	Amount	%
Receivables due in:
Up to 30 days	5,988,227	41.0%	6,263,292	43.2%
30 to 60 days	2,497,783	17.1%	2,485,690	17.2%
60 to 90 days	1,405,428	9.6%	1,364,089	9.4%
Over 90 days	3,085,206	21.1%	2,963,791	20.5%
Total receivables not overdue	12,976,644	88.8%	13,076,862	90.3%

Receivables overdue by:
Up to 30 days	411,881	2.8%	349,263	2.4%
30 to 60 days	176,988	1.3%	170,962	1.2%
60 to 90 days	147,486	1.0%	141,310	0.9%
Over 90 days	906,313	6.1%	749,907	5.2%
Total receivables overdue	1,642,668	11.2%	1,411,442	9.7%
Total	14,619,312	100.0%	14,488,304	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

54

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Credit loss allowance - by stages

As of December 31, 2024, the credit card ECL allowance totaled US$2,389,526 (US$2,096,269 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in note 4.

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,849,086	81.1%	670,984	28.0%	5.7%	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,377,896	9.4%	445,996	18.7%	32.4%	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	349,725	25.4%	254,294	57.0%	72.7%	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,028,171	74.6%	191,702	43.0%	18.6%	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,392,330	9.5%	1,272,546	53.3%	91.4%	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,619,312	100.0%	2,389,526	100.0%	16.3%	14,488,304	100.0%	2,096,269	100.0%	14.5%

55

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Credit loss allowance - by credit quality vs. stages

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,644,920	45.5%	126,401	5.3%	1.9%	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	6,628,863	99.8%	126,147	99.8%	1.9%	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	16,057	0.2%	254	0.2%	1.6%	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	4,304,062	29.4%	324,830	13.6%	7.5%	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	4,170,990	96.9%	315,603	97.2%	7.6%	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	133,072	3.1%	9,227	2.8%	6.9%	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,670,330	25.1%	1,938,295	81.1%	52.8%	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,049,233	28.6%	229,234	11.8%	21.8%	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,228,767	33.5%	436,515	22.5%	35.5%	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,392,330	37.9%	1,272,546	65.7%	91.4%	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,619,312	100.0%	2,389,526	100.0%	16.3%	14,488,304	100.0%	2,096,269	100.0%	14.5%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	-	-
2	1.0% to 5.0%	Strong	-	-
3	5.0% to 20.0%	Satisfactory	-	-
4	20.0% to 35.0%	Higher Risk	-	-
5	>35%	Higher Risk	100%	Higher Risk

56

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	693,151	477,714	925,404	2,096,269	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(59,159)	59,159	-	-	(33,880)	33,880	-	-
Transfers from Stage 2 to Stage 1	101,506	(101,506)	-	-	56,981	(56,981)	-	-
Transfers to Stage 3	(113,260)	(259,613)	372,873	-	(63,264)	(170,141)	233,405	-
Transfers from Stage 3	65,461	13,879	(79,340)	-	15,489	4,693	(20,182)	-
Write-offs	-	-	(1,374,040)	(1,374,040)	-	-	(935,283)	(935,283)
Net increase of loss allowance (note 7)	141,816	366,762	1,703,284	2,211,862	349,215	381,447	1,119,044	1,849,706
New originations (a)	159,762	16,370	11,130	187,262	157,928	15,748	8,999	182,675
Changes in exposure of preexisting accounts (b)	382,216	12,000	(5,242)	388,974	275,749	13,706	2,280	291,735
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(351,741)	356,617	1,629,416	1,634,292	(170,839)	310,683	1,087,561	1,227,405
Changes to models used in calculation (c)	(48,421)	(18,225)	67,980	1,334	86,377	41,310	20,204	147,891
Effect of changes in exchange rates (OCI)	(158,531)	(110,399)	(275,635)	(544,565)	45,640	30,635	54,903	131,178
Credit loss allowance at end of the year	670,984	445,996	1,272,546	2,389,526	693,151	477,714	925,404	2,096,269

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (c), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

57

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the year. ECL effects were calculated as if risk parameters of the exposures at the beginning of the year were applied.

(c) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, which the changes in the Company's underwriting policies and in the collections strategies in these historic years.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	11,891,823	1,490,067	1,106,414	14,488,304	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(707,959)	707,959	-	-	(581,044)	581,044	-	-
Transfers from Stage 2 to Stage 1	465,757	(465,757)	-	-	307,046	(307,046)	-	-
Transfers to Stage 3	(805,829)	(518,848)	1,324,677	-	(554,432)	(383,006)	937,438	-
Transfers from Stage 3	98,326	21,770	(120,096)	-	20,523	6,235	(26,758)	-
Write-offs	-	-	(1,374,040)	(1,374,040)	-	-	(935,283)	(935,283)
Net change of gross carrying amount	3,738,093	486,719	763,150	4,987,962	4,109,980	576,369	462,050	5,148,399
Effect of changes in exchange rates (OCI)	(2,831,125)	(344,014)	(307,775)	(3,482,914)	839,480	99,293	70,190	1,008,963
Gross carrying amount at end of the year	11,849,086	1,377,896	1,392,330	14,619,312	11,891,823	1,490,067	1,106,414	14,488,304

58

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

14. LOANS TO CUSTOMERS

	2024	2023

Loans to individuals (i)	5,864,270	3,691,436
Loans to companies	252,185	22,334
Total loans	6,116,455	3,713,770
Loan ECL allowance	(794,570)	(512,134)
Total Loan ECL allowance	(794,570)	(512,134)
Total receivables	5,321,885	3,201,636
Fair value adjustment - portfolio hedge (note 19)	-	698
Total	5,321,885	3,202,334

(i) As of December 31, 2024 US$1,387,697 referred to secured loans (US$250,876 as of December 31, 2023).

a) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2024, and 2023, considering each installment individually.

	2024		2023
	Amount	%	Amount	%
Installments due in:
Up to 30 days	758,514	12.4%	551,677	14.8%
30 to 60 days	714,740	11.7%	520,450	14.0%
60 to 90 days	579,491	9.5%	379,148	10.2%
90 to 360 days	2,361,344	38.6%	1,629,511	43.9%
Over 360 days	1,460,397	23.9%	486,991	13.1%
Total not overdue installments	5,874,486	96.1%	3,567,777	96.0%

Installments overdue by:
Up to 30 days	89,590	1.5%	53,986	1.5%
30 to 60 days	44,183	0.7%	32,469	0.9%
60 to 90 days	33,167	0.5%	23,135	0.7%
Over 90 days	75,029	1.2%	36,403	0.9%
Total overdue installments	241,969	3.9%	145,993	4.0%
Total	6,116,455	100.0%	3,713,770	100.0%

59

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Credit loss allowance - by stages

As of December 31, 2024, the loans to customers ECL allowance totaled US$794,570 (US$512,134 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in note 4.

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	4,728,358	77.3%	239,306	30.1%	5.1%	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	1,054,416	17.2%	325,020	40.9%	30.8%	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	180,780	17.1%	150,723	46.4%	83.4%	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	873,636	82.9%	174,297	53.6%	20.0%	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	333,681	5.5%	230,244	29.0%	69.0%	234,343	6.3%	142,811	27.9%	60.9%
Total	6,116,455	100.0%	794,570	100.0%	13.0%	3,713,770	100.0%	512,134	100.0%	13.8%

60

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Credit loss allowance - by credit quality vs stages

	2024					2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,954,790	31.9%	19,761	2.4%	1.0%	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,883,302	96.3%	18,678	94.5%	1.0%	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	71,488	3.7%	1,083	5.5%	1.5%	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	2,101,425	34.4%	113,253	14.3%	5.4%	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,855,922	88.3%	97,439	86.0%	5.3%	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	245,503	11.7%	15,814	14.0%	6.4%	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	2,060,240	33.7%	661,556	83.3%	32.1%	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	989,134	48.0%	123,189	18.6%	12.5%	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	737,425	35.8%	308,123	46.6%	41.8%	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	333,681	16.2%	230,244	34.8%	69.0%	234,343	22.4%	142,811	33.3%	60.9%
Total	6,116,455	100.0%	794,570	100.0%	13.0%	3,713,770	100.0%	512,134	100.0%	13.8%

Credit quality classification is grouped in three categories based on the probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3
Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description
1	<1%	Strong	-	-
2	1.0% to 5.0%	Strong	-	-
3	5.0% to 20.0%	Satisfactory	-	-
4	20.0% to 35.0%	Higher Risk	-	-
5	>35%	Higher Risk	100%	Higher Risk

61

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	145,341	223,982	142,811	512,134	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(7,427)	7,427	-	-	(7,551)	7,551	-	-
Transfers from Stage 2 to Stage 1	20,922	(20,922)	-	-	16,983	(16,983)	-	-
Transfers to Stage 3	(37,546)	(137,580)	175,126	-	(20,574)	(111,067)	131,641	-
Transfers from Stage 3	9,722	8,738	(18,460)	-	4,117	4,943	(9,060)	-
Write-offs	-	-	(814,913)	(814,913)	-	-	(451,387)	(451,387)
Net increase of loss allowance (note 7)	155,419	310,387	791,552	1,257,358	68,198	177,680	388,478	634,356
New originations (a)	673,604	152,915	33,976	860,495	385,391	82,037	18,674	486,102
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(518,185)	157,472	757,576	396,863	(314,926)	100,038	371,982	157,094
Changes to models used in calculation (b)	-	-	-	-	(2,267)	(4,395)	(2,178)	(8,840)
Effect of changes in exchange rates (OCI)	(47,125)	(67,012)	(45,872)	(160,009)	7,714	13,625	7,603	28,942
Credit loss allowance at end of the year	239,306	325,020	230,244	794,570	145,341	223,982	142,811	512,134

The "Net increase of loss allowance" is distributed considering the stages at the end of the year, except in (b), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the year. ECL effects presented in the table were calculated as if risk parameters at the beginning of the year were applied.

(b) Changes to models that occurred during the year include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, which reflect the changes in the Company's underwriting policies and in the collections strategies in these historic years.

62

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accrual.

	2024				2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the year	2,831,131	648,296	234,343	3,713,770	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(72,261)	72,261	-	-	(81,641)	81,641	-	-
Transfers from Stage 2 to Stage 1	105,872	(105,872)	-	-	70,293	(70,293)	-	-
Transfers to Stage 3	(286,753)	(251,924)	538,677	-	(159,879)	(186,661)	346,540	-
Transfers from Stage 3	11,164	9,941	(21,105)	-	4,548	5,676	(10,224)	-
Write-offs	-	-	(814,913)	(814,913)	-	-	(451,387)	(451,387)
Net increase of gross carrying amount	3,103,740	898,618	468,189	4,470,547	1,311,806	428,807	232,682	1,973,295
Effect of changes in exchange rates (OCI)	(964,535)	(216,904)	(71,510)	(1,252,949)	164,964	37,960	12,439	215,363
Gross carrying amount at end of the year	4,728,358	1,054,416	333,681	6,116,455	2,831,131	648,296	234,343	3,713,770

63

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	2024	2023

Compulsory deposits (i)	3,833,670	3,342,894
Reserve at central bank - Instant payments (ii)	2,909,666	2,953,515
Reserve at central bank - Electronic money (iii)	-	1,151,074
Total	6,743,336	7,447,483

(i) Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits in electronic money held by Nu Colombia. These resources are remunerated mainly in Brazil by SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.

(ii) Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate.

(iii) Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate.

16. OTHER RECEIVABLES

	2024	2023

Other receivables	1,415,263	1,691,665
Other receivables - ECL Allowance	(1,820)	(2,635)
Total	1,413,443	1,689,030

Other receivables are mostly related to the acquisition from merchant acquirers of their credit card receivables due from credit card issuers (mostly banks and other financial institutions), measured initially at fair value and to the agreement with Mastercard including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations. The ECL expenses for the year ended December 31, 2024 decreased US$360. As of December 31, 2024 and 2023, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the year ended on December 31, 2024 and 2023.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies (see note 4).

64

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

17. OTHER ASSETS

	2024	2023

Deferred expenses (i)	254,791	230,676
Taxes recoverable (ii)	218,790	428,742
Advances to suppliers and employees	72,950	96,395
Prepaid expenses (iii)	80,193	81,687
Judicial deposits (note 26)	5,711	3,506
Other assets	31,143	95,203
Total	663,578	936,209

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.

(ii) The current income tax assets and liabilities are presented offset on December 31, 2024 and the change in presentation did not impact the Consolidated Statements of income.

(iii) Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.

65

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

18. INVESTMENTS IN ASSOCIATES

	As of December 31, 2024							Year ended on December 31, 2024
Company	Equity interest (i)	Shareholding interest with voting rights (iii)	Investment (iv)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Associates net income (loss) for the year

Tyme (ii)	18%	0%	99,365	1,201	218,846	14,447	-	(36,600)

(i) The Group holds 18% equity interest in the holding company Tyme Group Pte Ltd. from Singapore. The Indirect equity interest in the Tyme Group as a whole, is equivalent to 10%.

(ii) Tyme is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation) as described in note 1.

(iii) Even though Nu has no voting rights, all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

(iv) The total investment in Tyme Group was US$150,000, of which US$99,365 referred to investments in associates and the remaining is related to derivatives, such as call options and warrants recorded at fair value, enabling Nu to acquire additional equity interest in the future. The derivatives are presented in note 20.

66

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

19. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	2024			2023
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	137,318	(58,705)	78,613	107,181	(45,547)	61,634
Internally developed intangibles	313,983	(54,136)	259,847	250,236	(25,538)	224,698
Other intangibles	29,737	(20,581)	9,156	28,815	(19,266)	9,549
Total	481,038	(133,422)	347,616	386,232	(90,351)	295,881

(ii) Goodwill

	2024	2023
	Goodwill

Nu Investimento's acquisition	353,405	381,266
Other acquisitions	60,882	16,272
Total	414,287	397,538

b)	Changes on intangible assets and goodwill
	2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the year	397,538	61,634	224,698	9,549	295,881
Additions	44,610	27,825	154,583	7,860	190,268
Disposals	-	-	(24,748)	(1,864)	(26,612)
Amortization	-	(13,320)	(37,607)	(5,157)	(56,084)
Effect of changes in exchange rates (OCI) (i)	(27,861)	2,474	(57,079)	(1,232)	(55,837)
Balance at end of the year	414,287	78,613	259,847	9,156	347,616

(i) Effect of changes in exchange rates includes foreign exchange adjustments on goodwill due to the reverse acquisition of Nu Distribuidora de Titulos e Valores Mobiliarios ("Nu DTVM") by Nu Investimento.

67

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,397	78,047	84,137	19,980	182,164
Additions	-	-	165,115	45	165,160
Disposals	-	-	(23,463)	(1,369)	(24,832)
Amortization	-	(14,784)	(13,949)	(9,880)	(38,613)
Effect of changes in exchange rates (OCI)	141	(1,629)	12,858	773	12,002
Balance at end of the period	397,538	61,634	224,698	9,549	295,881

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	2024
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	347,110	158	-
Foreign currency exchange rate contracts – Futures	701,367	61	1,990
Interest rate contracts – Swaps	308,176	19,808	78
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	483,493	4,772	16,169
Warrants	23,645	23,665	-
Call Options	27,000	27,000	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	164,752	-	510
Equity - Total Return Swap (TRS)	111,479	-	13,582
Total	2,167,022	75,464	32,329

68

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts - Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future	241,995	60	-
Total	2,026,834	20,981	28,173

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge foreign currency expenses in Nu Colombia, with settlements in April 2025, and contracts to hedge the syndicated loan from Nu Colombia Financiera, with settlements in January 2025. Also, Nu Financeira has non-deliverable forward contracts to hedge foreign currency exposure in government bonds from México.

Subsequently, Nu Holdings entered into swaps contracts to hedge loans of Nu Colombia in U.S. dollars with settlements in January 2025.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

69

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	305,566	14,521	27,023	347,110
Foreign currency exchange rate contracts – Futures	866,119	-	-	866,119
Interest rate contracts – Swaps	-	-	105,576	105,576
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	381,493	37,000	-	418,493
Equity - Total Return Swap (TRS)	9,945	85,043	16,491	111,479
Warrants	-	-	23,645	23,645
Call Options	-	-	27,000	27,000
Total assets	1,563,123	136,564	199,735	1,899,422

Liabilities
Interest rate contracts – Swaps	202,600	-	-	202,600
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	65,000	-	-	65,000
Total liabilities	267,600	-	-	267,600

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631

70

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The table below shows the breakdown by maturity of the fair value amounts:

	2024
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Swaps	17,010	2,798	19,808
Interest rate contracts – Futures	158	-	158
Foreign currency exchange rate contracts – Futures	61	-	61
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	4,772	-	4,772
Warrants	-	23,665	23,665
Call Options	-	27,000	27,000
Total assets	22,001	53,463	75,464

Liabilities
Equity - Total Return Swap (TRS)	13,020	562	13,582
Interest rate contracts – Swaps	78	-	78
Foreign currency exchange rate contracts - Futures	2,500	-	2,500
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	16,169	-	16,169
Total liabilities	31,767	562	32,329

	2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

71

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The table below shows the change in the hedge of foreign currency risk:

	2024	2023

Balance at beginning of the year	(8,254)	(2,610)
Fair value change recognized in OCI during the year	30,248	(29,945)
Total amount reclassified from cash flow hedge reserve to the statement of income during the year	3,132	20,685
to "Customer support and operation"	(1,718)	15,338
to "General and administrative expenses"	3,807	5,943
to "Other income (expenses)"	9,372	233
Effect of changes in exchange rates (OCI)	(8,329)	(829)
Deferred income taxes	(13,405)	3,616
Balance at end of the year	11,721	(8,254)

The expected future transactions that are the hedged item are:

	2024			2023
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	58,418	134,610	193,028	187,456
Total	58,418	134,610	193,028	187,456

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

72

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

In June 2024, the Group modified its risk management objective of the hedge accounting for corporate and social security taxes to reduce the portion being hedged from a pre-income tax effect to a post-income tax effect, aiming to hedge the effects of the Company's share price changes on the hedged items net of the income tax effects. As a result, the Group partially settled the TRS in an amount equivalent to the income tax rates applicable exposure. The gain related to TRS settled, in the amount of US$14,130 accumulated in Other Comprehensive Income, is being reclassified to the statement of income in the proportion of the settlement of the related liability. As of December 31, 2024, US$13,127 of the total has been reclassified to profit or loss.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	2024	2023

Balance at beginning of the year	20,671	(4,876)
Fair value change recognized in OCI during the year	25,893	59,250
Total amount reclassified from cash flow hedge reserve to the statement of income during the year (note 10)	(35,535)	(33,703)
to "Customer support and operations"	(1,040)	(1,372)
to "General and administrative expenses"	(33,669)	(31,183)
to "Marketing expenses"	(826)	(1,148)
Balance at end of the year	11,029	20,671

Expected cash disbursement

	2024				2023
	Up to 1 year	1 to 3 years	Over 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	35,328	52,040	16,629	103,997	110,596
Total	35,328	52,040	16,629	103,997	110,596

73

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

c) Hedge of portfolio's interest rate risk

The effectiveness test for the hedge was done on a prospective and retrospective basis for 2023. In the prospective test, the Group compared the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged item was compared to the hedge instrument. In both cases, the hedge was considered effective if the correlation is between 80% and 125%. As of December 31, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

As of December 31, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

	2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

21. INSTRUMENTS ELIGIBLE AS CAPITAL

	2024	2023
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	-	3,988
Total	-	3,988

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the year ended December 31, 2024.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of regulatory capital calculation. The note had a fixed interest rate of 12.8% and a maturity in 2029, and could be called as of June 14, 2024. The repurchase was approved by the Central Bank of Brazil on June 17, 2024, and the Group completed the repurchase on July 03, 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$40 were recorded in other comprehensive income (losses of US$29 in the year ended December 31, 2023). All other fair value changes and interests in the amount of US$254 (gains of US$2,762 in the year ended December 31, 2023) were recognized as profit or loss.

74

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2024	2023

Balance at beginning of the year	3,988	11,507
Interest accrued, net of gain from repurchases	235	(2,815)
Fair value changes	19	53
Own credit transferred to OCI	(40)	29
Repurchase	(3,984)	(6,126)
Effect of changes in exchange rates (OCI)	(218)	1,340
Balance at end of the year	-	3,988

22. REPURCHASE AGREEMENTS

	2024	2023
Repurchase agreements
Government bonds (i)	308,583	210,454

(i) As of December 31, 2024 the Group has US$ 308,583 (US$ 210,454 as of December 31, 2023) in repurchase agreements using government bonds as collateral. The agreements are executed overnight and have an average fixed rate of 12.1% per year (as of December 31, 2023 the average fixed rate was 11.7% per year) and the government bonds are classified as fair value through other comprehensive income on note 12. As of December 31, 2024 the fair value of the securities pledge to repurchase agreement is US$309,225 (US$210,983 as of December 31, 2023).

Changes to repurchase agreements were as follows:

	2024	2023

Balance at beginning of the year	210,454	197,242
New obligations	181,750,640	70,527,530
Payments - principal	(181,586,958)	(70,531,469)
Payments - interest	(74,096)	(33,739)
Interest accrued	74,096	33,739
Effect of changes in exchange rates (OCI)	(65,553)	17,151
Balance at the end of the year	308,583	210,454

75

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

23. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	2024	2023

Bank receipt of deposits (RDB)	21,511,844	21,054,443
Deposits in electronic money	6,796,826	2,388,601
Bank certificate of deposit (CDB)	546,395	248,086
Total	28,855,065	23,691,130

Currently, deposits in electronic money in Brazil, México and Colombia include NuAccount balances. In Brazil, NuAccount is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements.

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian central bank, also a percentage of the deposits as required to be invested in a class of compulsory deposits.

The RDBs are an investment option inside NuAccount and can have daily liquidity or defined future maturity. Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for loan and credit card operations.

There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 105% of the Brazilian CDI rate as of December 31, 2024 and 2023.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days.

For NuAccount in Mexico, the balances deposited in "Cajitas" yield from 12.0% to 14.0% per year as of December 31, 2024. "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on NuAccount in Colombia, is from 11.0% to 11.5% per year as of December 31, 2024.

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Investimento.

Breakdown by maturity

	2024			2023
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	21,402,435	109,409	21,511,844	20,900,095	154,348	21,054,443
Deposits in electronic money	6,796,826	-	6,796,826	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	462,407	83,988	546,395	213,707	34,379	248,086
Total	28,661,668	193,397	28,855,065	23,502,403	188,727	23,691,130

76

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

24. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	2024	2023

Payables to credit card network (i)	9,333,541	9,755,285
Total	9,333,541	9,755,285

(i) Corresponds, mainly to the amount payable to the acquirers related to credit and debit card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

In December 2024, Nu renewed and extended its long-term partnership with Mastercard, including incentive mechanisms linked to debit and credit transaction volume performance and other performance obligations to be satisfied throughout the duration of the agreement.

The segregation by maturity is shown in the table below:

Payables to credit card network	2024	2023

Up to 30 days	4,326,268	5,347,665
30 to 90 days	2,450,743	2,361,563
Over 90 days	2,556,530	2,046,057
Total	9,333,541	9,755,285

Collateral for credit card operations

As of December 31, 2024, the Group had US$336 (US$320 on December 31, 2023) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.34% per month in the year ended December 31, 2024 (0.40% per month in the year ended December 31, 2023).

25. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Syndicated loans (ii)	109	21,279	328,873	350,261
Financial letter (iii)	6,577	184,833	987,193	1,178,603
Margin loan credit facility (iv)	-	201,493	-	201,493
Total borrowings and financings	6,686	407,605	1,316,066	1,730,357

77

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loans (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

(i) Correspond to two term loan credit facilities obtained by Nu BN Servicios México, S.A. de CV (“Nu Mexico Servicios") and reassigned to Nu Mexico Financiera, both Mexican subsidiaries in Mexican pesos, guaranteed by the Company and fully paid as of June 30, 2024.

(ii) Correspond to three syndicated credit facilities. The first, in which Nu's subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000 of which US$625,000 was allocated to Nu México and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully withdrawn and was extended to March, 2027. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully withdrawn. The third, in which Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of December 31, 2024, Nu Colombia Financiera had drawn-down US$50,000 of this credit facility.

(iii) As of December 31, 2024, Nu Financeira had issued financial letters in Brazilian reais. The principal amount equivalent to US$1,349,022 on the issuance dates and U$198,691 as of December 31, 2023.

(iv) Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered through Nu Financeira, as of December 31, 2024 the principal amount is US$200,000 and the fair value was US$200,941 as of December, 2024.

The terms and conditions of the loans outstanding as of December 31, 2024, are as follows:

	2024
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$ (i)

Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 2.75%	March 2027	87,500
Syndicated loan	Colombia	US$	SOFR (3) + 4.1%	January 2026	202,600
Syndicated loan	Colombia	US$	SOFR (3) + 2.9%	October 2027	50,000
Financial letter	Brazil	BRL	CDI (2) + 0.5% up to 1.8%	From January 2025 up to December 2027	1,280,144
Margin loan credit facility	United States	US$	SOFR (3) + 1,1%	November 2025	200,000

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(3)	SOFR: Secured Overnight Financing Rate.

78

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(i) The conversion of the principal amounts into US$ in the table above is based on historical exchange rates of the contracts, considering the initial issuances of the obligations.

Changes to borrowings and financings are as follows:

	2024
	Margin loan credit facility	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	-	98,775	821,501	216,068	1,136,344
New borrowings	200,000	-	52,378	1,057,512	1,309,890
Payments – principal	-	(90,675)	(489,967)	-	(580,642)
Payments – interest	-	(7,221)	(79,967)	-	(87,188)
Interest accrued	1,493	3,364	81,373	97,304	183,534
Transaction costs	-	-	(676)	(369)	(1,045)
Effect of changes in exchange rates (OCI)	-	(4,243)	(34,381)	(191,912)	(230,536)
Balance at end of the year	201,493	-	350,261	1,178,603	1,730,357

	2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the year	118,194	467,374	-	585,568
New borrowings	-	270,810	198,691	469,501
Payments – principal	(35,702)	(10,799)	-	(46,501)
Payments – interest	(13,341)	(68,273)	-	(81,614)
Interest accrued	13,615	75,527	11,408	100,550
Transaction costs	-	-	-	-
Effect of changes in exchange rates (OCI)	16,009	86,862	5,969	108,840
Balance at end of the year	98,775	821,501	216,068	1,136,344

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

Nu Holdings guarantees the above-mentioned loans of Nu Colombia Financiera. The Company was also the guarantor of the syndicated loan in Nu Mexico Financiera that was paid down in September 2024. Nu Mexico Financiera also had two term loan facilities backed by Company guarantee, one of them also was guaranteed by Nu Pagamentos which were fully prepaid in March and April 2024. Also, Nu Colombia Financeira has a 3-year credit facility with DFC - U.S. International Development Finance Corporation guaranteed by Nu Holdings.

79

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

26. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	2024	2023

Tax risks	883	-
Civil risks	18,650	7,532
Labor risks	3,018	550
Total	22,551	8,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal advisors, the Group has provisioned US$18,650 (US$7,532 on December 31, 2023) considered sufficient to cover estimated losses on civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	2024				2023
	Tax	Civil	Labor	Total	Total

Balance at beginning of the year	-	7,532	550	8,082	17,947
Additions	883	43,070	4,041	47,994	14,588
Monetary adjustment	-	444	117	561	-
Payments/Reversals	-	(28,950)	(1,199)	(30,149)	(25,701)
Effect of changes in exchange rates (OCI)	-	(3,446)	(491)	(3,937)	1,248
Balance at end of the year	883	18,650	3,018	22,551	8,082

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$2,613 and US$17,738, respectively (US$14,212 and US$12,333 on December 31, 2023).

d) Judicial deposits

As of December 31, 2024, the total amount of judicial deposits shown as “Other assets” (note 17) is US$5,711 (US$3,506 on December 31, 2023) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimento, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

80

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

27. DEFERRED INCOME

	2024	2023
Deferred revenue from rewards program	69,387	62,578
Deferred annual fee from reward program	-	2,762
Other deferred income	2,249	3,020
Total	71,636	68,360

Deferred revenue from rewards programs is related to the Group's rewards programs for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.16 as of December 31, 2024 and US$0.21 as of December 31, 2023) equal to 0.5 and 1 point in cashback for Nubank+ and Ultravioleta, respectively. The points do not expire and there is no limit on the number of rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid in advance by customers. The redemption of the points occurs in cashback or air miles Program.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied, which is when the reward points are redeemed.

28. OTHER LIABILITIES

	2024	2023
Payment transactions - other (i)	204,426	219,426
Sundry creditors (ii)	244,635	158,169
Credit card ECL allowance (note 13)	29,490	22,066
Payables to insurers	16,634	14,798
Intermediation of securities	20,896	12,835
Third parties funds in transit (iii)	35,179	38,407
Other liabilities (iv)	70,352	66,630
Total	621,612	532,331

(i) Correspond to prepayments from customers which exceed the credit card bill amounts.

(ii) Include payable to suppliers.

(iii) Mostly related to pending settlement balances with B3.

(iv) Primarily related to provisions for Nucoin redemptions and customer funds deposited with Nu Investimento.

81

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

29. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, Basis of consolidation, all companies from the Group are consolidated in these consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements.

a)           Transactions with other related parties

	2024	2023
	Assets (Liabilities)
Others (i)	(1,795)	-

(i) In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

b)          Management compensation

There are no significant post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Group is set out in aggregate below:

	2024	2023
Consolidated statements of income
Fixed and variable compensation	96,007	60,117

Management compensation includes the compensation of remunerated members of the Board of Directors and of Executive Officers.

30. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of December 31, 2024 and 2023 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

82

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of December 31, 2024 and 2023. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits in electronic money and RDB because the carrying amounts are a reasonable approximation of fair value.

	2024				2023
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables (i)	12,259,276	-	-	13,188,240	12,414,101	-	-	12,821,731
Loans to customers (i)	5,321,885	-	-	5,639,873	3,201,636	-	-	3,212,542
Compulsory and other deposits at central banks	6,743,336				7,447,483
Other receivables	1,413,443				1,689,030
Other financial assets	78,147				131,519
Securities	885,418	544,845	330,745	-	104,420	-	104,668	-
Total	26,701,505	544,845	330,745	18,828,113	24,988,189	-	104,668	16,034,273

Liabilities
Deposits in electronic money	6,796,826				2,388,601
Bank receipt of deposits (RDB)	21,511,844				21,054,443
Bank certificate of deposit (CDB)	546,395	-	545,474	-	248,086	-	249,009	-
Payables to network	9,333,541	-	8,693,972	-	9,755,285	-	9,605,576	-
Borrowings and financing (ii)	1,730,357	-	1,737,303	-	1,136,344	-	1,136,978	-
Total	39,918,963	-	10,976,749	-	34,582,759	-	10,991,563	-

(i) For 2023, excludes the fair value adjustment from the hedge accounting. As of December 31, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

(ii) Borrowings and financing include the fair value calculated by the discounted cash flow method and also in cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

83

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2024 and 2023, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments	161,094	8,671	-	169,765

Government bonds
Brazil	8,325,054	-	-	8,325,054
United States	177,006	-	-	177,006
Mexico	419,159	-	-	419,159
Colombia	28,023	-	-	28,023

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,365	-	1,365
Investment funds	86,802	36,615	-	123,417
Time deposit	-	303,970	-	303,970
Notes	-	51,029	-	51,029
Bill of credit (LC)	-	10	-	10
Real estate and agribusiness certificate of receivables	-	9,430	-	9,430
Real estate and agribusiness letter of credit	-	1,283	-	1,283
Corporate bonds and debentures	1,039,320	86,790	-	1,126,110
Equity instrument	-	-	12,900	12,900
Derivative financial instruments	219	24,580	50,665	75,464
Collateral for credit card operations	-	336	-	336

Liabilities
Derivative financial instruments	2,500	29,829	-	32,329
Repurchase agreements	-	308,583	-	308,583

84

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

	2023
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	234	17,839	-	18,073
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354	-	1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2. Credit Rights Investment Funds (“FIDCs”) a type of Investment fund comprised of fixed rate receivables from retail customers are classified at level 3 of the fair value hierarchy with fair value calculated using the discounted cash flow model, based on the underlying assets of the fund.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models, hence classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

85

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is calculated by utilizing discounted cash flow.

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of year	13,199	20	-	13,219
Acquisitions	-	50,635	97,457	148,092
Total gains or losses	(299)	10	81	(208)
In profit or loss	(299)	10	5,933	5,644
In OCI	-	-	(5,852)	(5,852)
Transfer out of Level 3 (i)	-	-	(86,028)	(86,028)
Effect of changes in exchange rates (OCI)	-	-	(11,510)	(11,510)
Financial assets at end of year	12,900	50,665	-	63,565

(i) In November 2024, the Group obtained control of an investment fund (FIDC) recorded as level 3 in the fair value hierarchy. As a result, the Group began consolidating the assets and liabilities of this fund in this Financial Statements.

	2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of year	22,082	27,908	49,990
Total gains or losses	(8,883)	(27,888)	(36,771)
In profit or loss	(8,883)	(27,888)	(36,771)
Financial assets at end of year	13,199	20	13,219

d) Transfers between levels of the fair value hierarchy

For the year ended December 31, 2024 and 2023, there were no material transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

31. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

86

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the year ended December 31, 2024 and 2023.

	2024	2023
Profit before income tax	2,795,198	1,539,078
Tax rate (i)	40%	40%
Income tax	(1,118,079)	(615,631)

Permanent additions/exclusions
Share-based payments	(8,175)	(16,880)
Operational losses and others	(6,212)	(11,342)
Effect of different tax rates - subsidiaries and parent company	103,254	80,128
Interest on capital	44,246	32,731
Donations	32,863	-
Other amounts (ii)	129,017	22,446
Income tax	(823,086)	(508,548)

Current tax expense	(1,536,521)	(1,184,230)
Deferred tax benefit	713,435	675,682
Income tax in the statement of income	(823,086)	(508,548)
Deferred tax recognized in OCI	(11,899)	1,666

(i) The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

(ii) Mostly related to the amount of non-taxable income, incentives and non-taxable interests on recoverable taxes.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of December 31, 2024 and 2023, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

87

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

			Recognized in the statement of income
	2023	Other	Constitution	Realization	Foreign exchange	Recognized in OCI	2024

Provisions for credit losses	1,330,733	-	1,267,994	(752,222)	(340,419)	-	1,506,086
Provision PIS/COFINS - Financial Revenue	(2,108)	-	-	2,108	-	-	-
Other temporary differences (i)	192,070	10	189,706	(41,209)	(80,204)	(59)	260,314
Total deferred tax assets on temporary differences	1,520,695	10	1,457,700	(791,323)	(420,623)	(59)	1,766,400

Tax loss and negative basis of social contribution	92,918	45	87,296	(13,343)	(21,313)	-	145,603
Deferred tax assets	1,613,613	55	1,544,996	(804,666)	(441,936)	(59)	1,912,003

Futures settlement market	(11,509)	-	(928)	2,820	471	-	(9,146)
Fair value changes - financial instruments	(9,332)	(16)	(61,851)	170	9,287	(349)	(62,091)
Others	(54,937)	-	(5,098)	25,200	12,408	-	(22,427)
Deferred tax liabilities	(75,778)	(16)	(67,877)	28,190	22,166	(349)	(93,664)

Deferred tax, offset	1,537,835	39	1,477,119	(776,476)	(419,770)	(408)	1,818,339

Fair value changes - cash flow hedge	(5,375)	-	12,792	-	1,105	(11,491)	(2,969)
Deferred tax recognized during the year		39	1,489,911	(776,476)		(11,899)

(i) Other temporary differences are composed mainly of other provisions and financial instruments taxes as of December 31, 2024. As of December 31, 2023, other temporary differences were composed mainly of other provisions and supplier provisions.

88

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

		Recognized in the statement of income
	2022	Constitution	Realization	Foreign exchange	Recognized in OCI	2023
Provisions for credit losses	583,791	1,067,729	(385,564)	64,777	-	1,330,733
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,787)	(1,620)	-	(2,108)
Other temporary differences (i)	123,103	103,257	(45,132)	10,842	-	192,070
Total deferred tax assets on temporary differences	713,193	1,170,986	(437,483)	73,999	-	1,520,695
						-
Tax loss and negative basis of social contribution	97,857	61,047	(72,662)	6,676	-	92,918
Deferred tax assets	811,050	1,232,033	(510,145)	80,675	-	1,613,613

Futures settlement market	(13,739)	(3,082)	5,772	(460)	-	(11,509)
Fair value changes - financial instruments	(3,291)	(3,537)	(194)	(360)	(1,950)	(9,332)
Others	(24,088)	(59,381)	25,635	2,897	-	(54,937)
Deferred tax liabilities	(41,118)	(66,000)	31,213	2,077	(1,950)	(75,778)

Deferred tax, offset	769,932	1,166,033	(478,932)	82,752	(1,950)	1,537,835

Fair value changes - cash flow hedge	(1,758)	107,410	(118,829)	7,802	3,616	(5,375)
Deferred tax recognized during the year		1,273,443	(597,761)		1,666

(i) Other temporary differences are composed mainly of other provisions and financial instruments taxes as of December 31, 2024. As of December 31, 2023, other temporary differences were composed mainly of other provisions and supplier provisions.

c) Tax liabilities

	2024	2023
Taxes and contributions on income (i)	1,033,501	1,217,369
Other taxes	68,586	83,476
Total Tax liabilities	1,102,086	1,300,845

(i) Taxes and contributions on income are current obligations related to taxes on profit.

89

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

32. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of December 31, 2024 and 2023

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	68,312,944	-	68,312,944
Shares withheld for employees' taxes	10	(8,848,203)	-	(8,848,203)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		6,097,262	-	6,097,262
Issuance of class A shares - Spin Pay acquisition		877,665	-	877,665
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		32,711,444	(32,711,444)	-
SOPs exercised and RSUs vested	10	53,394,031	-	53,394,031
Shares withheld for employees' taxes		(8,860,778)	-	(8,860,778)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - business acquisitions		8,090,639	-	8,090,639
Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	957,172
Reserved for the share-based payments	-	-	275,802,771
Shares authorized which may be issued class A or class B	-	-	43,508,022,627
Shares authorized and unissued as of December 31, 2024	-	-	43,784,782,570

Shares authorized issued	3,768,057,942	1,050,600,698	4,818,658,640
Total as of December 31, 2024	3,768,057,942	1,050,600,698	48,603,441,210

90

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

a) Other share events

As of December 31, 2024, the Company had authorized and unissued ordinary shares, which were related to commitments from acquisitions of entities, the issuance due to share-based payment plans (note 10) and authorized for future issuance without determined nature. These shares could be either class A or class B ordinary shares.

In the year ended December 31, 2024, the Company concluded private issuances of a total of 97,594 Class A shares as consideration paid to acquire services from third party providers (4,355,374 Class A shares issued in the year ended December 31, 2023).

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on December 31, 2024 and 2023, and the total amount of share capital was US$84 (US$84 as of December 31, 2023).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$5,546 for the year ended December 31, 2024 (US$9,148 for the year ended December 31, 2023).

c) Accumulated gains

The accumulated gains include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	2024	2023
Accumulated Gain	2,280,302	329,468
Share-based payments reserve	1,140,294	947,481
Total attributable to shareholders of the parent company	3,420,596	1,276,949
Total accumulated gains	3,420,596	1,276,949

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the year ended December 31, 2024 and 2023, the following shares were repurchased or withheld:

	2024	2023
Number of shares repurchased	-	290,676
Total value of shares repurchased	-	-
Number of shares withheld - RSU	8,860,778	8,848,203
Total value of shares withheld - RSU	100,847	52,242

91

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	2024	2023
Cash flow hedge effects, net of deferred taxes	22,750	12,417
Currency translation on foreign entities	(862,977)	135,497
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	11,582	7,998
Own credit adjustment effects	478	518
Total	(828,167)	156,430

33. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a)	Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of impacting financial results, capital, liquidity, customer relationships and reputation.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored, and reported, to support the development of its activities. Risk Management is related to the principles, culture, structures, and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

92

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company’s shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three independent members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.

93

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Credit Committee: its objective is to review and supervise credit strategies, as well as review the impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each of the following risks listed below may have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, asset and liability management ("ALM") / capital, operational risk and internal control, information technology and cyber risks ("IT"), data protection, Compliance, anti-money laundering ("AML"), fraud prevention, stress tests, wholesale credit, sustainability risk and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity, Market Risk, Interest Rate Risk in the Banking Book (IRRBB), Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering), Reputational Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●                 Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

94

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
●	Estimating the expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	2024	2023

Financial assets
Cash and cash equivalents	9,185,742	5,923,440

Securities	665,242	368,574
Derivative financial instruments	75,464	20,981
Collateral for credit card operations	336	320
Financial assets at fair value through profit or loss	741,042	389,875

Securities	9,913,517	8,805,745
Financial assets at fair value through other comprehensive income	9,913,517	8,805,745

Credit card receivables	12,259,276	12,414,133
Loans to customers	5,321,885	3,202,334
Compulsory and other deposits at central banks	6,743,336	7,447,483
Other receivables	1,413,443	1,689,030
Other financial assets	78,147	131,519
Securities	885,418	104,420
Financial assets at amortized cost	26,701,505	24,988,919

Other exposures
Unused limits (i)	17,663,606	16,998,572
Credit Commitments	17,663,606	16,998,572

95

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(i) Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to guarantee its resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared appetite.

Among the main liquidity indicators, Nu uses:

●	Short-Term Liquidity Ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
●	Funding Ratios and Gaps: to guarantee long term Balance Sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, describing management actions that must be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	2024				2023
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	21,402,435	109,409	21,511,844	91%	20,900,095	154,348	21,054,443	94%
Borrowings and financing	414,291	1,316,066	1,730,357	7%	113,595	1,022,749	1,136,344	5%
Bank certificate of deposit (CDB)	462,407	83,988	546,395	2%	213,707	34,379	248,086	1%
Instruments eligible as capital	-	-	-	0%	-	3,988	3,988	0%
Total	22,279,133	1,509,463	23,788,596	100%	21,227,397	1,215,464	22,442,861	100%

(i) Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

96

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	2024
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	12,259,276	13,300,137	5,954,563	4,272,614	2,932,397	140,563
Securities	11,464,177	11,517,060	706,146	104,486	925,604	9,780,824
Compulsory and other deposits at central banks	6,743,336	6,743,336	6,743,336	-	-	-
Cash and cash equivalents	9,185,742	9,185,742	9,185,742	-	-	-
Loans to customers (i)	5,321,885	7,202,487	1,155,476	1,885,352	2,808,762	1,352,897
Other receivables	1,413,443	956,177	430,932	275,772	249,473	-
Other assets	663,578	663,578	663,578	-	-	-
Total Financial Assets	47,051,437	49,568,517	24,839,773	6,538,224	6,916,236	11,274,284

(i) The cash flows for Credit card receivables and Loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	2024
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	32,329	35,576	6,481	-	28,533	562
Repurchase agreements	308,583	308,812	308,812	-	-	-
Deposits in electronic money (i)	6,796,826	6,796,387	5,713,368	1,033,320	49,699	-
Bank receipt of deposits (RDB) (ii)	21,511,844	22,407,864	20,847,597	447,268	870,514	242,485
Bank certificate of deposit (CDB)	546,395	598,754	41,140	127,829	320,094	109,691
Payables to credit card network	9,333,541	9,346,230	4,332,769	2,441,461	2,203,369	368,631
Borrowings and financing	1,730,357	2,075,141	-	2,897	471,784	1,600,460
Total Financial Liabilities	40,259,875	41,568,765	31,250,167	4,052,775	3,943,993	2,321,829

(i) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$51,128 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of December 31, 2024 (US$23,050 as of December 31, 2023).

97

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(ii) Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.

(iii) The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of December 31, 2024.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities (as demonstrated in the table above), but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the deposits balance to be a growing financing instrument, used alongside with other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates and commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

A market risk and IRRBB control and management structure, operating independently from the business units, is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, while continuously verifying compliance with approved policies and limits.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

98

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

In Brazil, the Brazilian Central Bank (BCB) requires an assessment of the sufficiency of capital for the interest rate risk of the banking book (IRRBB) based on Delta EVE and Delta NII metrics. The Group calculates these metrics in Brazil according to the regulator standard for managing this capital requirement. Delta EVE is the change in the Group's economic value of equity in the scenarios prescribed by the BCB. Delta NII is the change in the Group's net interest income in the same standard prescribed scenarios.

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil and México, the VaR is calculated only for the Trading Book, in line with the portfolio management strategy.

VaR	2024	2023

Nu Brazil (i)	433	249
Nu Holdings (ii)	14,528	14,419
Nu México	651	323

(i) Nu Prudential Conglomerate in Brazil.

(ii) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	2024	2023

Brazilian risk-free curve	(363)	(158)
Brazilian IPCA coupon	-	(5)
US risk-free curve	(155)	(136)
Mexican risk-free curve	(14)	2
Colombia risk-free curve	(53)	(18)

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of December 31, 2024 and December 31, 2023, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

Certain costs in US$ and Euros, or intercompany loans in US$, are hedged with FX derivatives based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire.

99

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US$ and Euros, or intercompany loans in US$, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the potential for losses resulting from external events or from failures, deficiencies or inadequacies of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support areas, in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forums and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

The structure of control and management of IT Risk is independent of the business and support units, being responsible for the identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Board. The Group is committed to invest in controls and technologies to mitigate cyber threats and continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers.

The results of the IT risk and controls assessments are regularly discussed at the Technical Forums and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

100

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

●	Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. If not in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it is composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

●	Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, negative social media activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

●	Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto may utilize the services of third-party licensed trust companies in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the third-party as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Currently, the majority of assets under custody are managed internally, and liquidity providers operate within a trust structure and carry insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

101

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Stress testing program

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, as well as scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

34. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan, and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.

102

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

●	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation includes a phase-in rule for minimum capital requirements and prudential adjustments up to December 2024. Transitional rules are currently in effect and are outlined in the table below. The figures for 2025 represent the final implementation requirements.

	Full year
Transitional Rule	2024	2025

Prudential Adjustments	60.0%	100.0%
Minimum CET1 (Including Buffers) (i)	5.75%	7.00%
Tier 1 Capital (Including Buffers) (i)	7.25%	8.50%
Conservation Capital Buffer (CCB)	1.25%	2.50%
Total Requirement	8.75%	10.50%

(i) Consider the baseline regulatory minimum plus any additional buffers as required by Brazil's Central Bank regulations.

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	2024	2023

Regulatory Capital	3,629,737	2,629,271
Tier I	3,250,052	2,396,007
Common equity capital	2,940,941	2,197,185
Additional	309,111	198,822
Tier II	379,685	233,263

Risk weighted assets (RWA)	20,071,878	19,261,517
Credit risk (RWA CPAD)	14,771,860	13,774,206
Market risk (RWA MPAD)	46,080	145,124
Operational risk (RWA OPAD)	4,506,187	4,036,285
Payment services risk (RWA SP)	747,751	1,305,902

Minimum capital required	1,756,289	1,300,152

Excess margin	1,873,448	1,329,119

CET1 ratio	14.7%	11.4%
Tier 1 ratio	16.2%	12.4%
CAR	18.1%	13.7%

103

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

b) Nu Mexico Financiera

As of December 31, 2024, the regulatory capital reported to the local regulator was equivalent to US$288,654 (US$391,714 as of December 31, 2023), resulting in a Capital ratio of 19.2% (28.1% as of December 31, 2023), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by the Financial Superintendency (SFC) in January 2024. As of December 31, 2024, the regulatory capital reported to the local regulator was equivalent to US$ 184,793 resulting in a Capital ratio of 22.6%, with 10.5% being the minimum required.

35. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)		Non-current assets (ii)
	2024	2023	2024	2023

Brazil	9,478,484	5,728,748	583,713	656,291
Mexico	650,771	354,884	42,915	47,893
Colombia	160,628	75,405	16,897	14,796
Cayman Islands	38,182	-	29,638	38,004
Uruguay	327	-	-	-
Germany	-	-	-	72
United States	1,843	977	51,934	6,116
Total	10,330,235	6,160,014	725,097	763,172

104

Nu Holdings Ltd. Consolidated Financial Statements as of December 31, 2024

(i) Includes interest income (credit card, loans and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.

(ii) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues for the years ended December 31, 2024 and 2023.

105

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 20, 2025